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                              January 20, 2023

       Biao Wei
       Chief Executive Officer
       Lixiang Education Holding Co. Ltd.
       No. 818 Hua Yuan Street
       Liandu District, Lishui City, Zhejiang Province, 323000
       People   s Republic of China

                                                        Re: Lixiang Education
Holding Co. Ltd.
                                                            Amendment No. 2 to
Form 20-F for Fiscal Year Ended December 31, 2021
                                                            Response dated
December 22, 2022
                                                            File No. 001-39559

       Dear Biao Wei:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Form 20-F For Fiscal Year Ended December 31, 2021

       Introduction, page iii

   1. We note your definition of "China," "mainland China," and "PRC" excludes the Hong
                                                        Kong Special
Administrative Region. Please revise this definition to clarify that the legal and operational risks
associated with operating in China also apply to operations in Hong
                                                        Kong.
       Item 3. Key Information, page 1

   2. We note your revised disclosure in the first paragraph on page 1. Please revise to state that "Lixiang Education
Holding Co., Ltd. is a Cayman Islands holding company and not a Chinese operating
company," as you previously disclosed in amendment no. 1 to your
                                                        Form 20-F filed on
August 24, 2022.
 Biao Wei
FirstName  LastNameBiao
Lixiang Education HoldingWei
                          Co. Ltd.
Comapany
January 20,NameLixiang
            2023        Education Holding Co. Ltd.
January
Page 2 20, 2023 Page 2
FirstName LastName
3. We note your response to comment 1 and reissue in part. We note the updates made throughout the annual report, however there remains places where "our" and "we" refers to the VIEs. For example, we note your statement on page 1 that "we operate these businesses in China through the variable interest entity." Please revise.
         Additionally, please revise to disclose, if true, that the variable interest entity contracts have not been tested in court. Your disclosure here should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
4. We note your response to comment 2 and reissue in part. We note the updates made throughout the annual report; however, there remain places where you refer to "control" of the VIEs without also including the clarification that it is based on the definition provided by U.S. GAAP. Such references include, but are not limited to:

                You state on page 6 that "we are able to control Beijing Xinxiang."

                You state on page 38 that "Liandu WFOE receives the economic benefits from the
              VIEs."

                You state on page 39 that you "control and receive the economic benefits of the VIEs
              and their subsidiaries    business operations through certain
contractual arrangements."

         Please revise.
5. We note your structure chart on page 5 and the narrative disclosure that you have removed from this section. In this section, please identify clearly the entity in which investors are
         purchasing their interest and the entity(ies) in which the company   s
operations are
         conducted. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
6. In the section titled Permissions Required for Our Operations in China on page 7, we note the following statements:

                "As of the date of the annual report, our PRC subsidiaries and the VIEs have received from PRC authorities requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been
 Biao Wei
Lixiang Education Holding Co. Ltd.
January 20, 2023
Page 3
           denied."

             "If our PRC subsidiaries and the VIEs (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries or the VIEs are required to obtain such permissions or approvals in the future, we could be subject to fines or legal sanctions, which may materially and adversely affect the business, financial condition and results of operations of us and the VIEs."

      If true, please revise each statement to include the holding company. With respect to the first bullet, please revise to also address any securities that may be offered to foreign investors. Additionally, this section should include a statement of whether you relied on
      PRC legal counsel in making such determinations, including the determinations regarding your operations, ability to offer any securities that may be offered to foreign investors, as well as the permissions and requirements from the CSRC, CAC, and any other governmental agency that is required to approve the VIE's operations. Risk Factors Summary, page 10

7. Please revise your risk factor summary to acknowledge any risks that any actions by the
      Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-
      reference to the appropriate risk factor as well.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.



                                                             Sincerely,
FirstName LastNameBiao Wei
                                                             Division of
Corporation Finance
Comapany NameLixiang Education Holding Co. Ltd.
                                                             Office of Trade &
Services
January 20, 2023 Page 3
cc:       Biao Wei
FirstName LastName